Exhibit 17.1

Gary M. Pittman

8110 Georgetown Pike

McLean, VA 22102

703-903-9661

Board of Directors

Flotek Industries, Inc.

2930 West Sam Houston Pkwy North

Suite 300

Houston, TX 77043

May 11, 2009

Flotek Board of Directors,

As the longest serving Board member and a long term investor, I am very proud of the numerous accomplishments made by this company, Board, and management. Regrettably, recent decisions and actions by the CEO and Board, with which I disagreed, made it clear in my judgment that changes in the senior executive leadership and Board are necessary for Flotek to return to profitable growth manifesting itself in shareholder value.

My disagreements with the CEO and/or Board on issues such as the hiring of certain individuals to key positions, management compensation proposals, monthly financial reporting to the Board, and governance came to an impasse over the past year. I believe my steadfast insistence that these items be discussed and rectified culminated in the recommendation that I not be renominated to Flotek’s Board. This action, coupled with other issues, was followed by the subsequent resignation of William Ziegler, the other longest serving Board member and largest independent shareholder on the Board.

It is my considered opinion that Jerry Dumas, who has provided many years of valuable service, should retire from this company and Board in order to restore governance, profitability, the focus on creating shareholder value, and the development of a succession plan.

For these reasons and with sincere sadness, I hereby tender my resignation from the Board of Flotek Industries, Inc. effective May 11, 2009 and request that this letter of resignation be provided as an exhibit to the required 8-K.

Regards,

/s/ Gary M. Pittman
Gary M. Pittman